

RIMFIRE

MINERALS CORPORATION

TSX-V:RFM

Suite 700 - 700 West Pender St.
Vancouver, B.C. Canada V6C 1G8
T: (604)669-6660 **F:** (604)669-0898 **E-mail:** info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

<u>News Release</u>

Rimfire Adds Communications Consultant

PR03-01

Vancouver, Canada (January 9, 2003): **Rimfire Minerals Corporation (TSX-V:RFM)** is pleased to announce that it has engaged Williams Communications, of Vancouver, to provide investor relations services to the Company. Williams Communications will assist Rimfire's management with investor relation services including the development of retail and institutional contacts and the coordination of the Company's communication strategy.

The Company has agreed to pay Williams Communications a monthly fee in the amount of $1,200, on a month-to-month basis and grant Michael Williams stock options to purchase 50,000 shares of the Company exercisable at $0.60 per share until January 9, 2005, subject to regulatory approval.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners funding exploration in 2003 include AngloGold (U.S.A.), Barrick Gold, First Au Strategies Inc., Stikine Gold Corp., and Plutonic Capital Corp.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

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